Exhibit 99.1

GE HEALTHCARE TO ACQUIRE CANCER DIAGNOSTIC COMPANY

CLARIENT Inc.

•	Addition of high-growth business will create strong technology-enabled services platform in molecular diagnostics
•	Complementary capabilities in diagnostics will improve patient care, reduce costs

CHALFONT ST GILES, UK AND ALISO VIEJO, CA, October 22, 2010. GE Healthcare, a unit of General Electric Company (NYSE:GE), and Clarient, Inc. (NASDAQ:CLRT) announced today that they have entered into a definitive agreement for GE Healthcare to acquire Clarient, a leading player in the fast-growing molecular diagnostics sector. Clarient’s technologies, combined with GE Healthcare’s strengths in diagnostic imaging, are expected to accelerate the development of new integrated tools for the diagnosis and characterization of cancer. A subsidiary of GE will commence a tender offer for all outstanding common and preferred shares of Clarient at $5.00 per common share and $20.00 per preferred share, in each case payable in cash.

Molecular diagnostics provide precise information about a patient’s cancer and can help doctors decide on the best treatment. The rapid increase in the incidence of cancer worldwide, together with advances in specific cancer-focused therapies, is driving significant demand for molecular diagnostics. The global demand for cancer-profiling products and services is predicted to grow from $15 billion in 2009 to an estimated $47 billion by 2015*. Since 2005, Clarient’s revenues have grown at a 68 percent compounded annual growth rate.

John Dineen, President and CEO of GE Healthcare, said, “GE Healthcare has built a world-class set of diagnostic, information and life science technologies. We are experiencing solid growth in the core business this year and we see that growth continuing into 2011. Adding Clarient’s leading technology to our portfolio will accelerate our expansion into cancer diagnostics and therapy selection tools, while strongly enhancing our current diagnostic and life sciences offerings. We believe we can build a $1 billion-plus business by developing integrated diagnostic solutions for cancer and other diseases.

“GE and Clarient share a vision that through the integration of our diagnostic technologies we can help pathologists and oncologists make more confident clinical decisions, bring improvements in the quality of patient care and lower the costs of disease management,” Dineen said.

Ron Andrews, CEO and Vice Chairman of Clarient, said, “The combination of Clarient’s people, technologies and services with the resources, brand value, technical capabilities and global reach of GE Healthcare is a tremendous opportunity for the highly talented Clarient team. We will now have access to the resources we need to accelerate our development plans. We are proud of the progress we have made in bringing our molecular diagnostic technologies to market, and joining with GE Healthcare will allow us to realize our ambitious plans and actualize our goal of becoming one of the industry’s most relevant companies in the management of cancer.”

Clarient provides pathologists and oncologists with access to key diagnostic tests that shed light on the complex nature of various cancers. Clarient is focused on developing novel, proprietary diagnostic markers and tests for the profiling of breast, prostate, lung, colon and blood-based cancers, to help clinicians make informed decisions on how best to treat their patients. Given the increasing importance of more targeted cancer diagnostics, Clarient is well positioned to bring differentiated, added-value molecular diagnostic products and services to market.

Transaction Details

Commenting on the transaction, Andrews added, “We are very excited about becoming part of the GE Healthcare family, and we believe that the consideration being paid to Clarient stockholders appropriately reflects the value that we have built at Clarient. This is good news for our stockholders, for the healthcare community, and for patients.”

The Board of Directors of Clarient has approved the transaction and unanimously recommended that Clarient stockholders tender their shares in the transaction. Stockholders holding approximately 47 percent of Clarient’s current outstanding voting stock have agreed, among other things, to tender their shares in the proposed transaction. GE Healthcare will acquire any Clarient shares not purchased in the tender offer in a second-step merger at the same price per share paid in the tender offer. The transaction values Clarient at approximately $580 million, net of cash and investments as of June 30, 2010.

The transaction is conditioned on the tender and acceptance of at least a majority of the fully diluted common shares of Clarient in the tender offer, regulatory approvals and other customary conditions, and is expected to close in late 2010 or early 2011.

Goldman, Sachs & Co. is acting as financial advisor and Latham & Watkins LLP is acting as legal counsel to Clarient on this transaction. JP Morgan is acting as financial advisor and Sidley Austin LLP is acting as legal counsel to GE Healthcare on this transaction.

*Source BCC Research “Cancer Profiling and Pathways: Technologies and Global Markets”, September 2010

About GE Healthcare

GE Healthcare provides transformational medical technologies and services that are shaping a new age of patient care. Our broad expertise in medical imaging and information technologies, medical diagnostics, patient monitoring systems, drug discovery, biopharmaceutical manufacturing technologies, performance improvement and performance solutions services help our customers to deliver better care to more people around the world at a lower cost. In addition, we partner with healthcare leaders, striving to leverage the global policy change necessary to implement a successful shift to sustainable healthcare systems.

Our “healthymagination” vision for the future invites the world to join us on our journey as we continuously develop innovations focused on reducing costs, increasing access and improving quality and efficiency around the world. Headquartered in the United Kingdom, GE Healthcare is a $16 billion unit of General Electric Company (NYSE: GE). Worldwide, GE Healthcare employs more than 46,000 people committed to serving healthcare professionals and their patients in more than 100 countries. For more information about GE Healthcare, visit our website at www.gehealthcare.com.

For our latest news, please visit http://newsroom.gehealthcare.com

About Clarient

Clarient combines innovative diagnostic technologies with world class pathology expertise to assess and characterize cancer. Clarient's mission is to become the leader in cancer diagnostics by dedicating itself to collaborative relationships with the healthcare community to translate cancer discovery and research into better patient care. Clarient's principal customers include pathologists, oncologists, hospitals, and biopharmaceutical companies. The rise of individualized medicine as the new direction in oncology has created the need for a centralized resource providing leading diagnostic technologies, such as flow cytometry and molecular testing. Clarient is that resource, having created a state-of-the-art commercial cancer laboratory providing advanced oncology testing and diagnostic services. Clarient's customers are connected to its Internet-based portal, PATHSITE(R) that delivers high resolution images and critical interpretive reports based on our diagnostic testing. Clarient also develops and markets new, proprietary

"companion" diagnostic markers for therapeutics in breast, prostate, lung, ovarian, and colon cancers, and leukemia/lymphoma.

www.Clarientinc.com

Forward Looking Statements

Certain statements herein regarding Clarient, Inc. and General Electric Company and the proposed transaction contain forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transaction and both Clarient's and GE’s actual results could differ materially from the forward-looking statements. Factors that might cause such a difference include, but are not limited to: delays in completing, or the failure to complete, the proposed transaction due to a failure to satisfy closing conditions or other reasons, Clarient's ability to continue to develop and expand its diagnostic services business, uncertainties inherent in Clarient's product development programs, Clarient's ability to attract and retain highly qualified managerial, technical, and sales and marketing personnel, Clarient's ability to maintain compliance with financial and other covenants under its credit facility, Clarient's ability to successfully manage its in-house billing and collections processes, the continuation of favorable third-party payor reimbursement for laboratory tests, changes in federal payor regulations or policies, including adjustments to Medicare reimbursement rates, that may affect coverage and reimbursement for Clarient's laboratory diagnostics services, Clarient's ability to obtain additional financing on acceptable terms or at all, unanticipated expenses or liabilities or other adverse events affecting cash flow, uncertainty of success in identifying, developing and commercializing new diagnostic tests or novel markers including the Mammostrat(R) test, Clarient's ability to fund development of new diagnostic tests and novel markers, and to obtain adequate patent protection covering Clarient's use of these tests and markers including for the Mammostrat(R) test, and the amount of resources Clarient determines to apply to novel marker development and commercialization, the risk to Clarient of infringement claims and the possibility of the need to license intellectual property from third parties to avoid or settle such claims, failure to obtain regulatory approvals and clearances required to conduct clinical trials if/when required and/or to commercialize Clarient's services and underlying diagnostic applications, Clarient's ability to compete with other technologies and with emerging competitors in novel cancer diagnostics and dependence on third parties for collaboration in developing new tests, and risks detailed from time to time in Clarient's and GE’s SEC reports, including quarterly reports on Form 10-Q, current reports on Form 8-K, and annual reports on Form 10-K. Recent experience with respect to laboratory services, net revenues and results of operations may not be indicative of future results for the reasons set forth above.

Neither Clarient nor GE assumes any obligation to update any forward-looking statements or other information contained in this document.

Important Additional Information

The tender offer described in this press release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, GE will cause its indirect, wholly-owned subsidiary, Crane Merger Sub, Inc., to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Potential investors and Clarient stockholders are strongly advised to read the tender offer statement (which will include an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Clarient with the SEC because they will contain important information about the tender offer. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Crane Merger Sub, Inc. at GE Healthcare, 9900 W Innovation Drive, Wauwatosa, WI 53226, Attention: “Corporate Counsel—Business Development”.

Potential investors and Clarient stockholders may also read and copy any reports, statements and other information filed by GE, Crane Merger Sub or Clarient with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Media Contacts:

GE Healthcare—Americas

Aleisia Gibson

+1 609 865 4004

aleisia.gibson@ge.com

GE Healthcare—Rest of World

Dr Val Jones

+44 7917 175 192

val.jones@ge.com

Investor Contact for Clarient:

Matt Clawson

Allen & Caron Inc

(949) 474-4300

matt@allencaron.com